Exhibit 99.2

Trading Symbol: TSX: SVM	October 20, 2008

SILVERCORP INCREASES NORMAL COURSE ISSUER BID

VANCOUVER, British Columbia – Oct. 20, 2008 – Silvercorp Metals Inc. ("Silvercorp") today announced that it is increasing the maximum number of shares that it intends to acquire under its previously announced Normal Course Issuer Bid (“NCIB”) from 2,988,029 to 10,601,212 shares.

On March 20, 2008, Silvercorp announced a NCIB whereby it intended to acquire up to 2,988,029 of its common shares, being approximately 2% of the common shares then outstanding. To date, Silvercorp has acquired 2,366,500 of its common shares at an average cost of $4.18 per share through the facilities of the Toronto Stock Exchange.

Silvercorp will increase the maximum number of shares that can be acquired under its NCIB to 10,601,212 common shares, being approximately 7.4% of the public float as at the commencement date of the NCIB. The NCIB period expires on March 27, 2009. Purchases will be made at the discretion of the directors at prevailing market prices through the facilities of the TSX.

The Company continues to believe that prevailing market conditions have resulted in Silvercorp’s shares being undervalued relative to the immediate and long-term value of its mining projects in China. All common shares repurchased will be cancelled.

About Silvercorp Metals Inc.

Silvercorp Metals Inc., China’s largest primary silver producer, is engaged in the acquisition, exploration and development of silver-related mineral properties focusing in the People's Republic of China ("China"). Silvercorp Metals Inc. is operating and developing four highly profitable Silver-Lead-Zinc mines at the Ying Mining Camp, Henan Province, China. Silvercorp is also applying for a mining permit for the newly acquired 95% owned GC/SMT property to profitably mine and produce silver, lead and zinc metals in Guangdong Province, China. In addition, Silvercorp is also exploring the 82% owned Na-Bao Polymetallic Project in Qinghai Province, China.

The Company's common shares are included as a component of the S&P/TSX Composite, and the S&P/TSX Global Mining Indexes.

For further information:

SILVERCORP METALS INC. Rui Feng, Chairman/CEO & Lorne Waldman, Corporate Secretary Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free Phone: 1-888-224-1881 Email: info@silvercorp.ca, Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS
Statements in this press release other than purely historical factual information, including statements relating to Company’s intention to acquire its common shares constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company’s business, including risks inherent in mineral exploration, development, and mining. Actual results may vary materially from those described in the forward-looking statements. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.